Filed by State Street Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: Investors Financial Services Corporation
Commission File Number: 0-26996

On April 13, 2007, a communication from Joseph L. Hooley, vice chairman of State Street, was sent to employees of Investors Financial, containing the following information. Substantially the same communication was also sent to employees of State Street.

The purpose of this update today is to let you know about the first in a series of organizational alignments, which reflect both the intent of State Street and IBT to maintain and build on the relationships that we have with our customers as well as align our businesses in a way that ensures continued growth and market leadership.

Upon close of the transaction, planned for July, Mike Rogers will head a new unit at State Street servicing IBT clients leveraging their existing service model. Mike will report directly to Joe Antonellis, vice chairman, chief information officer and head of State Street’s investment servicing business in North America. Joining Mike in this new unit will be George Sullivan, managing director of IBT, who will manage Fund Services and Frank Koudelka, who will lead the Transfer Agency function. Also reporting to Mike, Steve DeSalvo, managing director of IBT, will continue to oversee relationship management for these clients, and Ted Maroney will continue as the head of Technology for this new unit, assisting with the transition of clients to our end state technology platforms. This structure will enable us to preserve the successful IBT client service model while expanding the solution set available to these customers.

Mike, the IBT/State Street consolidation teams, and I have been focused over the past six weeks on finalizing our plans for transitioning customers. We have embarked upon this planning process with two key goals in mind: 1) to achieve a “best-of-breed” outcome wherein we take the best in technology and systems from both organizations and 2) to make the transition as smooth as possible for our customers.

Key decisions have now been made ranging from migrating from FACTS to State Street’s multicurrency Horizon system while utilizing IBT’s SEI platform for all institutional custody clients. We have also decided to retain the InvestTA platform to service the transfer agency activity. Decisions around systems are still being reviewed and will be communicated as they are made. These decisions announced today have been communicated to our customers who are reacting very positively. Perhaps the most important message we can deliver is that the client service model will be unchanged.

We will continue to update you as more decisions are made regarding our organization and operations post close.

State Street has filed with the SEC a registration statement that includes the proxy statement/prospectus and other relevant documents to be mailed to security holders of Investors Financial Services Corporation in connection with State Street’s  proposed acquisition of Investors Financial. We urge investors to read the proxy statement/prospectus and any other relevant documents, because they contain important information about State Street, Investors Financial and the proposed transaction.  A definitive proxy statement/prospectus will be sent to security holders of Investors Financial seeking approval of the proposed transaction.  Investors will be able to obtain these materials (when they become available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive proxy statement/prospectus (when it becomes available) may be obtained free of charge by directing a request to State Street Corporation, One Lincoln Street, Boston MA 02110, Attention: Office of the General Counsel; or by directing a request to Investors Financial Services Corporation, 200 Clarendon Street, Boston MA 02116, Attention: Office of the General Counsel.

This communication is not a solicitation of a proxy from any security holder of Investors Financial or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors Financial, its directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Investors Financial’s directors and executive officers is available in the proxy statement filed with the SEC by Investors Financial on March 10, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC.